UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.   1   )

Minerva Neurosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

603380106
(CUSIP Number)

No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ, Channel Islands And 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603380106	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,917,258 common shares 108,518 warrants (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 2,917,258 common shares 108,518 warrants (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,917,258 common shares 108,518 warrants (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.80 (c)
14	TYPE OF REPORTING PERSON (See Instructions) CO
_______________

(a)
Index Venture Associates III Limited (“Index Venture III”) is the general partner of Index Ventures III (Delaware) L.P. (“IVIII Delaware”), Index Ventures III (Jersey) L.P. (“IVIII Jersey”), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF III,”and collectively with IVIII Delaware and IVIII Jersey, the “Index III Funds”) Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index III Funds’ investment and is an affiliate of Index Venture III. As a result, Index Venture III may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index III Funds and Yucca.

(b)
All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information (which for this Schedule 13D filing was the Issuer’s quarterly report on form 10-Q dated November 6, 2014 and the 8-K filed by the Issuer on March 18, 2015).

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 3,025,776 and represents 9.76% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures III (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 950,997 common shares 35,376 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 950,997 common shares 35,376 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 2,917,258 common shares 108,518 warrants (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,997 common shares 35,376 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.85 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVIII Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)	The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 986,373 and represents 3.18% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures III (Delaware) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 1,931,847 common shares 71,862 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,931,847 common shares 71,862 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,931,847 common shares 71,862 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.81 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVIII Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVIII Delaware, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 2,003,709 and represents 6.46% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 34,414 common shares 1,280 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 34,414 common shares 1,280 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,414 common shares 1,280 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVPEF III has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, the general partner of IVPEF III, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 35,694 and represents 0.12% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,446,898 common shares 53,421 warrants (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,446,898 common shares 53,421 warrants (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,446,898 common shares 53,421 warrants (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.85 (c)
14	TYPE OF REPORTING PERSON (See Instructions) CO
_______________

(a)
Index Venture Associates IV Limited (“Index Venture IV”) is the general partner of Index Ventures IV (Jersey) L.P. (“IVIV Jersey”) and Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF IV,”and together with IVIV Jersey, the “Index IV Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index IV Funds’ investment and is an affiliate of Index Associates IV. As a result, Index Venture IV may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index IV Funds and Yucca.

(b)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 1,500,319 and represents 4.84% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 1,321,464 common shares 48,790 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,321,464 common shares 48,790 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,464 common shares 48,790 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVIV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVIV Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 1,370,254 and represents 4.42% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 125,434 common shares 4,631 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 125,434 common shares 4,631 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,434 common shares 4,631 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVPEF IV has sole voting and dispositive control over these shares of Common Stock, except that Index Venture IV, the general partner of IVPEF IV, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 130,065 and represents 0.42% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Venture Associates V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,053,494 common shares 38,897 warrants (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,053,494 common shares 38,897 warrants (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,053,494 common shares 38,897 warrants (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.26 (c)
14	TYPE OF REPORTING PERSON (See Instructions) CO
_______________

(a)
Index Venture Associates V Limited (“Index Venture V”) is the general partner of Index Ventures V (Jersey) L.P. (“IVV Jersey”) and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“IVPEF V,” and together with IVV Jersey, the “Index V Funds”). Yucca (Jersey) SLP (“Yucca”) is a co-investment vehicle that is contractually required to mirror the Index V Funds’ investment and is an affiliate of Index Associates V. As a result, Index Venture V may be deemed to share voting and dispositive power over the shares of common stock of the Issuer (“Common Stock”) held by the Index V Funds and Yucca.

(b)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 1,092,391 and represents 3.52% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures V (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 1,045,026 common shares 38,584 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,045,026 common shares 38,584 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,045,026 common shares 38,584 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________
(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVV Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVV Jersey, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 1,083,610 and represents 3.50% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 8,468 common shares 313 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,468 common shares 313 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,468 common shares 313 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________
(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
IVPEF V has sole voting and dispositive control over these shares of Common Stock, except that Index Venture V, the general partner of IVPEF V, may be deemed to share the right to direct the voting and dispositive control over such stock.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 8,781 and represents 0.03% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yucca (Jersey) SLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF	7	SOLE VOTING POWER 70,622 common shares 1,798 warrants (b)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 70,622 common shares 1,798 warrants (b)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,622 common shares 1,798 warrants (b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29 (c)
14	TYPE OF REPORTING PERSON (See Instructions) PN
_______________

(a)	All percentage calculations set forth herein assume that there are 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information.

(b)
Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds, Index IV Funds and Index V Funds. Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Venture III, Index Venture IV and Index Venture V, affiliates of Yucca, may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca which track the investments of the Index III Funds, Index IV Funds and Index V Funds, respectively.

(c)
The percentage stated does not include the warrants held by the reporting person and reflects the percentage share of all outstanding and issued common stock held by the reporting person. The total amount of shares held by the reporting person assuming exercise of the warrants is 72,420 and represents 0.23% of the total number of shares that would be issued upon exercise of all warrants sold in connection with the Securities Purchase Agreement. This percentage does not reflect any other derivative or convertible securities that may be outstanding.

CUSIP No. 603380106	SCHEDULE 13D	Page 13

Item 1.	Security and Issuer

This Schedule 13D amendment relates to the common stock, $0.0001 par value per share of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 1601 Trapelo Road, Suite 283, Waltham, MA 02451.

Item 2.	Identity and Background

(a)         This Statement is being filed by: (i) Index Venture Associates III Limited, a Jersey (Channel Islands) corporation (“Index Venture III”); (ii) Index Ventures III (Delaware) L.P., a Delaware partnership (“IVIII Delaware”); (iii) Index Ventures III (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVIII Jersey”); (iv) Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“IVPEF III”); (v) Index Venture Associates IV Limited, a Jersey (Channel Islands) corporation (“Index Venture IV”); (vi) Index Ventures IV (Jersey) LP, a Jersey, (Channel Islands) partnership (“IVIV Jersey”); (vii) Index Ventures IV Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF IV”); Index Venture Associates V Limited, a Jersey (Channel Islands) corporation (“Index Venture V”); (viii) Index Ventures V (Jersey) LP, a Jersey (Channel Islands) partnership (“IVV Jersey”); (ix) Index Ventures V Parallel Entrepreneur Fund (Jersey) LP, a Jersey (Channel Islands) partnership (“IVPEF V”) and Yucca (Jersey) SLP, a Jersey (Channel Islands) partnership (“Yucca,” and together with IVIII Delaware, IVIII Jersey, IVPEF III, IVIV Jersey, IVPEF IV, IVV Jersey and IVPEF V, the “Index Funds”).

Each of the foregoing persons or entities is referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

(b) The principal executive offices of Index Venture III, IVIII Delaware, IVIII Jersey and IVPEF III are located at No. 1 Seaton Place, St. Helier, Jersey JE4 8YJ. The principal executive offices of Index Venture IV, IVIV Jersey, IVPEF IV, Index Venture V, IVV Jersey, IVPEF V and Yucca are located at 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(c) Index Venture III, Index Venture IV and Index Venture V are corporations organized in Jersey, Channel Islands, and the persons serving as directors and executive officers are set forth on Schedule A hereto. Index Venture III’s principal business is acting as the general partner of IVIII Delaware, IVIII Jersey and IVPEF III. Index Venture IV’s principal business is acting as the general partner of IVIV Jersey and IPEF IV. Index Venture V’s principal business is acting as the general partner of IVV Jersey and IVPEF V. The principal business of each of the Index Funds is to make investments in the securities of privately held and other businesses.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 603380106	SCHEDULE 13D	Page 14

Item 3.	Source and Amount of Funds or Other Considerations

On March 13, 2015, certain of the Reporting Persons entered into a Securities Purchase Agreement with the Issuer pursuant to which the Issuer, in a private placement, agreed to issue and sell to the investors (the “Private Placement”) an aggregate of 6,281,661 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), at a price per share of $4.81 (the “Shares”), and warrants to purchase up to an aggregate of 6,281,661 shares of Common Stock at a purchase price of $0.125 per share of Common Stock subject to the warrant, with an initial exercise price of $5.772 per share (the “Warrants”) (the “private placement”).  In this placement, purchases by certain of the Reporting Persons were composed of 35,376 common shares and 35,376 warrants acquired by IVIII Jersey, 71,862 common shares and 71,862 warrants acquired by IVIII Delaware, 1,280 common shares and 1,280 warrants acquired by IVPEF III, 48,790 common shares and 48,790 warrants acquired by IVIV Jersey, 4,631 common shares and 4,631 warrants acquired by IVPEF IV, 38,584 common shares and 38,584 warrants acquired by IVV Jersey, 313 common shares and 313 warrants acquired by IVPEF V, and 1,798 common shares and 1,798 warrants acquired by Yucca.

The Warrants will expire on March 18, 2017, two years after the date on which they were initially issued. Prior to expiration, subject to the terms and conditions set forth in the Warrants, the holders of such Warrants may exercise the Warrants for shares of Common Stock by providing notice to the Issuer and paying the exercise price per share for each share so exercised.

In connection with the private placement, the Reporting Persons also entered into a Registration Rights Agreement, dated March 13, 2015 (the “Registration Rights Agreement”) with the Issuer.

The working capital of the Reporting Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.	The Reporting Persons acquired the securities described above for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer.

The Reporting Persons expect to consider and evaluate on an ongoing basis all their options with respect to their investment in the Issuer. The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy and dealer network. The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Reporting Persons may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Persons may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Reporting Persons’ general investment policies and other factors, the Reporting Persons may continue to hold some or all of their ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners). There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

CUSIP No. 603380106	SCHEDULE 13D	Page 15

None of the Reporting Persons, has any plans that would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) As more fully described in Item 3 above, (i) IVIII Jersey is the beneficial owner of 950,997 shares of the Issuer’s Common Stock, representing 3.85% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 35,376 shares of Common Stock, (ii) IVIII Delaware is the beneficial owner of 1,931,847 shares of the Issuer’s Common Stock, representing 7.81% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 71,862 shares of Common Stock, (iii) IVPEF III is the beneficial owner of 34,414 shares of the Issuer’s Common Stock, representing 0.14% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 1,280 shares of Common Stock, (iv) IVIV Jersey is the beneficial owner of 1,321,464 shares of the Issuer’s Common Stock, representing 5.35% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 48,790 shares of Common Stock, (v) IVPEF IV is the beneficial owner of 125,434 shares of the Issuer’s Common Stock, representing 0.51% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 4,631 shares of Common Stock, (vi) IVV Jersey is the beneficial owner of 1,045,026 shares of the Issuer’s Common Stock, representing 4.23% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 38,584 shares of Common Stock, (vii) IVPEF V is the beneficial owner of 8,468 shares of the Issuer’s Common Stock, representing 0.03% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 313 shares of Common Stock and (viii) Yucca is the beneficial owner of 70,622 shares of the Issuer’s Common Stock, representing 0.29% of the Issuer’s shares of Common Stock outstanding and warrants to purchase 1,798 shares of Common Stock. The percentage calculations are based upon 24,721,143 shares of Common Stock outstanding as of March 18, 2015 based on information provided by the Issuer. Index Venture III, Index Venture IV and Index Venture V disclaims beneficial ownership of the securities, and this report shall not be deemed an admission that Index Venture III, Index Venture IV and Index Venture V is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

CUSIP No. 603380106	SCHEDULE 13D	Page 16

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

(b) By virtue of its status as general partner of IVIII Jersey, IVIII Delaware and IVPEF III, Index Venture III may be deemed to share voting and dispositive power with respect to the 2,917,258 shares of Issuer’s Common Stock, representing approximately 11.80% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information, and warrants to purchase 108,518 shares of Common Stock.

IVIII Jersey may be deemed to have sole voting and dispositive power with respect to 950,997 shares of Issuer’s Common Stock, representing approximately 3.85% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information, and warrants to purchase 35,376 shares of Common Stock.

IVIII Delaware may be deemed to have sole voting and dispositive power with respect to 1,931,847 shares of Issuer’s Common Stock, representing approximately 7.81% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 71,862 shares of Common Stock.

IVPEF III may be deemed to have sole voting and dispositive power with respect to 34,414 shares of Issuer’s Common Stock, representing approximately 0.14% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 1,280 shares of Common Stock.

By virtue of its status as general partner of IVIV Jersey and IVPEF IV, Index Venture IV may be deemed to share voting and dispositive power with respect to the 1,446,898 shares of Issuer’s Common Stock, representing approximately 5.85% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 53,421 shares of Common Stock.

IVIV Jersey may be deemed to have sole voting and dispositive power with respect to 1,321,464 shares of Issuer’s Common Stock, representing approximately 5.35% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 48,790 shares of Common Stock.

IVPEF IV may be deemed to have sole voting and dispositive power with respect to 125,434 shares of Issuer’s Common Stock, representing approximately 0.51% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 4,631 shares of Common Stock.

By virtue of its status as general partner of IVV Jersey and IVPEF V, Index Venture V may be deemed to share voting and dispositive power with respect to the 1,053,494 shares of Issuer’s Common Stock, representing approximately 4.26% of the 24,721,143 shares of Common Stock outstanding as of March 18, 2015, based on publically available information and warrants to purchase 38,897 shares of Common Stock.

CUSIP No. 603380106	SCHEDULE 13D	Page 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board of Directors

Michele Ollier and Francesco De Rubertis (the “Index Directors”) were elected as directors of the Issuer pursuant to an investor rights agreement that the Issuer entered into with certain holders of its securities, including the Reporting Persons. The rights to be appointed to the Issuer’s board of directors pursuant to the investor rights agreement terminated upon the closing of the IPO and there is no further contractual obligations regarding the election of the Issuer’s directors. Each Index Director will continue to hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

Securities purchase agreement

On March 13, 2015, a securities purchase agreement (“SPA”) was entered into between the Issuer, certain Reporting Persons and other purchasers of the Issuer’s securities. In addition to the amounts of securities and their prices as outlined in Item 3 above, the SPA includes commercially customary representations and warranties by the Issuer along with indemnifications providing protection for the Reporting Persons. A copy of the executed version document is included in the exhibit list to this Schedule 13D.

Registration Rights Agreement

On March 13, 2015, certain of the Reporting Persons entered into a registration rights agreement with the issuer. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) to register for resale the Shares and the shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”) on or prior to May 2, 2015. The Issuer shall pay all reasonable expenses other than underwriting discounts and commissions incurred in relation to the registration. Additionally, the Issuer indemnifies the Reporting Persons against any losses in participating in the registration, subject to customary restrictions.

The foregoing descriptions are intended as summaries only and are qualified in their entirety by reference to the attached exhibits to this Schedule 13D. Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 603380106	SCHEDULE 13D	Page 18

Item 7.    Material to Be Filed as Exhibits

Exhibit 4

Securities Purchase Agreement, dated as of March 13, 2015 (incorporated by reference to exhibit 10.1 of the Form 8-K filed by the Issuer on March 18, 2015)

Exhibit 5

Registration Rights Agreement, dated as of March 13, 2015 (incorporated by reference to exhibit 10.3 of the Form 8-K filed by the Issuer on March 18, 2015)

Exhibit 6

       Joint Filing Agreement, dated March 18, 2015

Exhibit 7

Form of Warrant (incorporated by reference to exhibit 10.2 of the Form 8-K filed by the Issuer on March 18, 2015)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[Signature Page Follows]

CUSIP No. 603380106	SCHEDULE 13D	Page 19

03/ /2015
Date

Index Venture Associates III Limited

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures III (Jersey) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures III (Delaware) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

CUSIP No. 603380106	SCHEDULE 13D	Page 20

Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

By:	Index Venture Associates III Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Venture Associates IV Limited

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures IV (Jersey) L.P.

By:	Index Venture Associates IV Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

By:	Index Venture Associates IV Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

CUSIP No. 603380106	SCHEDULE 13D	Page 21

Index Venture Associates V Limited

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures V (Jersey) L.P.

By:	Index Venture Associates V Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.

By:	Index Venture Associates V Limited, its General Partner

By:	/S/ Sinead Meehan
Name:	Sinead Meehan
Title:	Director

Yucca (Jersey) SLP

By:	Elian Employee Benefit Services Limited as Authorized Signatory of Yucca, Jersey Branch in its capacity as Administrator of the Index Co-Investment Scheme

By:	/S/ Alex Di Santo and Edward Thorogood

Name:	Alex Di Santo and Edward Thorogood
Title:	Authorized Signatories

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 603380106	SCHEDULE 13D	Page 22

SCHEDULE A

The name and present principal occupation of each director of Index Venture Associates III Limited is set forth below. The business address of each director of Index Venture is c/o Index Venture Associates III Limited, No. 1 Seaton Place, St. Helier, Jersey, JE4 8YJ, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist
David Hall	Director	Non-executive director for various private equity structures
Phil Balderson	Director	Non-executive director for various private equity structures
Ian Henderson	Director	Director of EFG Wealth Solutions (Jersey) Limited
Nigel Greenwood	Director	Director of EFG Wealth Solutions (Jersey) Limited
Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

The name and present principal occupation of each director of Index Venture Associates IV Limited is set forth below. The business address of each director is c/o Index Venture Associates IV Limited, 44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist
David Hall	Director	Non-executive director for various private equity structures
Phil Balderson	Director	Non-executive director for various private equity structures
Paul Willing	Director	Director of Elian Fund Administration (Jersey)_Limited
Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group

CUSIP No. 603380106	SCHEDULE 13D	Page 23

The name and present principal occupation of each director of Index Venture Associates V Limited is set forth below. The business address of each director is c/o Index Venture Associates V Limited, 44 Esplanade, St Helier, Jersey, JE4 9WG, Channel Islands. All the persons listed below are citizens of Jersey (Channel Islands), except Bernard Dallé, who is a citizen of Switzerland.

Name	Position with Index Venture	Principal Occupation (if different)
Bernard Dallé	Director	Venture Capitalist
David Hall	Director	Non-executive director for various private equity structures
Phil Balderson	Director	Non-executive director for various private equity structures
Paul Willing	Director	Director of Elian Fund Administration (Jersey)_Limited
Sinéad Meehan	Director	Internal Legal Counsel Index Ventures group